SEC FILE NUMBER
000-32473

CUSIP NUMBER
910425107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
United Fuel & Energy Corporation

Full Name of Registrant:

Former Name if Applicable:

1800 W. Katella Ave., Suite 102

Address of Principal Executive Office (Street and Number):
Orange, California 92863

City, State and Zip Code:
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort and expense.

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
United Fuel & Energy Corporation (the “Company”) has been working diligently to complete all required information for its annual report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), and substantially all of the information has been completed as of this date. However, the Company cannot complete the Form 10-K by the March 31, 2009 prescribed due date because the Company is currently negotiating an amendment and/or waiver of certain financial covenants provided for in the Company’s senior credit facility. Because the assessment of the Company’s financial position depends to a significant degree upon its ability to obtain such amendment and/or waiver, the Company is unable to file the Form 10-K in a timely manner without unreasonable effort or expense. The Company intends to file the Form 10-K as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William C. Bousema	714	923-3003
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United Fuel & Energy Corporation
(Name of Registrant as specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2009	By:	/s/ William C. Bousema

William C. Bousema
Executive Vice President, Chief Financial Officer and Principal Accounting Officer